March 21, 2014

Via EDGAR and Facsimile

Mr. Tom Kluck,
          Unites States Securities and Exchange Commission,
                   Division of Corporation Finance,
                             100 F Street, NE,
                                      Washington, DC 20549-7010

Re:                             NorthStar Realty Finance Corp.
Registration Statement on Form S-4
Registration No. 333-194245

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of NorthStar Realty Finance Corp. (the “Company”), the Company hereby requests that the effectiveness of the Registration Statement on Form S-4, Registration No. 333-194245 (the “Registration Statement”), be accelerated to 11:00 A.M., Eastern Daylight Savings Time, on Tuesday, March 25, 2014 or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company.  The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 with any questions that you may have.  In addition, please notify Mr. Downes when this request for acceleration has been granted.

Very truly yours,

NORTHSTAR REALTY FINANCE CORP.

/s/ Ronald J. Lieberman
Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary

cc:	Albert Tylis, NorthStar Realty Finance Corp.
Debra A. Hess, NorthStar Realty Finance Corp.
Robert W. Downes, Sullivan & Cromwell LLP